FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

Bradner Ventures Ltd.

(A Development Stage Company)

Report and Audited Financial Statements

(Expressed in Canadian dollars)

November 30, 2006, 2005, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2006 and 2005 and the statements of operations, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended November 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ Amisano Hanson
March 19, 2007	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has not yet achieved profitable operations and is searching for suitable business opportunities, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 19, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ Amisano Hanson
March 15, 2007	Chartered Accountants

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

November 30, 2006 and 2005

(Expressed in Canadian dollars)

	November 30, 2006 $	November 30, 2005 $

ASSETS

Current Assets

Cash	16,895	78,276
Other current assets	1,125	1,844

Total Assets	18,020	80,120

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	8,799	12,754

	8,799	12,754

Stockholders’ Equity

Capital Stock (Note 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,256 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,270,277)	(4,212,132)

Total Stockholders’ Equity	9,221	67,366

Total Liabilities and Stockholders’ Equity	18,020	80,120

Nature and Continuance of Operations (Note 1)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Operations

For the years ended November 30, 2006, 2005 and 2004

And for the period June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2006 $

		Years ended November 30,
		2006 $	2005 $	2004 $

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	63,508	238	221	280
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Management fees (Note 3)	342,781	5,000	–	–
Mineral property expenses	50,620	–	–	–
Office and miscellaneous (Note 3)	139,868	9,884	8,557	4,224
Professional fees	795,970	35,232	53,741	31,801
Shareholder information	90,142	1,877	3,101	3,024
Transfer agent and regulatory fees	163,491	5,888	5,553	10,245
Travel and promotion	76,952	–	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,568,225	58,119	71,173	49,574

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Foreign exchange (gain) loss	(1,673)	26	13	23
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	702,052	26	13	23

Net Loss for the Year	(4,270,277)	(58,145)	(71,186)	(49,597)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.02)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	3,304,832

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Cash Flows

For the years ended November 30, 2006, 2005 and 2004

and for the period June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2006 $

		Years ended November 30,
		2006 $	2005 $	2004 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,270,277)	(58,145)	(71,186)	(49,597)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items related to operations
Decrease (increase) in taxes recoverable	(1,373)	5	(729)	(309)
Decrease (increase) in prepaid expenses	–	714	(714)	–
Increase (decrease) in accounts payable and accrued liabilities	470,667	(3,955)	5,533	(14,923)
Decrease in due to related parties	(40,021)	–	–	(40,021)

Net cash used in operating activities	(1,525,757)	(61,381)	(67,096)	(104,850)

FINANCING
Advances to affiliate	(224,042)	–	–	–
Capital stock issued for cash	3,419,522	–	–	250,000

Net cash flows provided by financing activities	3,195,480	–	–	250,000

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Advances to affiliate	(584,304)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,652,828)	–	–	–

NET CASH INFLOW (OUTFLOW)	16,895	(61,381)	(67,096)	(145,150)

CASH AND CASH EQUIVALENTS, BEGINNING	–	78,276	145,372	222

CASH AND CASH EQUIVALENTS, ENDING	16,895	16,895	78,276	145,372

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – June 22, 1983 (Date of Inception)	–	–	–	–

Net loss for the period	–	–	–	–

Balance – November 30, 1983	–	–	–	–

Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	7,500
- at $5.25 per share	6,286	33,000	–	33,000

Net loss for the year	–	–	–	–

Balance – November 30, 1984	27,714	40,500	–	40,500

Shares issued for cash at $14.175 per share	14,286	202,500	–	202,500

Shares allotted for cash at $10.50 per share	7,143	75,000	–	75,000

Shares issued for acquisition of mineral property at $5.25 per share	714	3,750	–	3,750

Net loss for the year	–	–	(60,415)	(60,415)

Balance – November 30, 1985	49,857	321,750	(60,415)	261,335

Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	(29,090)

Net loss for the year	–	–	–	–

Balance – November 30, 1986	47,087	292,660	(60,415)	232,245

Shares issued for cash at $15.75 per share	2,429	38,250	–	38,250

Net loss for the year	–	–	(146,697)	(146,697)

Balance – November 30, 1987	49,515	330,910	(207,112)	123,798

Net loss for the year	–	–	(140,613)	(140,613)

Balance – November 30, 1988	49,515	330,910	(347,725)	(16,815)

Shares issued for settlement of debt at $18.90 per share	1,286	24,300	–	24,300

Private placement at $10.50 per share	4,286	45,000	–	45,000

Exercise of options at $15.75 per share	343	5,400	–	5,400

Net loss for the year	–	–	(17,337)	(17,337)

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $70.00 per share	714	50,000	–	50,000

Shares issued for finder’s fee:
- at $17,50 per share	1,429	25,000	–	25,000
- at $70.00 per share	571	40,000	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	35,000
- at $17.50 per share	143	2,500	–	2,500
- at $24.50 per share	1,429	35,000	–	35,000
- at $26.50 per share	2,686	70,500	–	70,500
- at $38.85 per share	286	11,100	–	11,100

Net loss for the year	–	–	(118,112)	(118,112)

Balance – November 30, 1990	65,544	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	180,000
- at $96.95 per share	881	85,366	–	85,366

Private placement at $54.60	657	35,880	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	14,000
- at $26.25 per share	857	22,500	–	22,500
- at $54.25 per share	1,691	91,760	–	91,760
- at $66.85 per share	1171	78,310	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	37,500
- at $58.80 per share	272	16,017	–	16,017
- at $96.95 per share	109	10,565	–	10,565

Net loss for the year	–	–	445,784	445,784

Balance – November 30, 1991	76,755	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	32,240
- at $66.85 per share	134	8,977	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	37,500

Net loss for the year	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	10,000
- at $17.50 per share	1,429	25,000	–	25,000
- at $21.00 per share	714	15,000	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	150,000

Shares issued for settlement of debt at $10.85 per share	7,296	79,166	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	79,470
- at $21.70 per share	4,419	95,901	–	95,901

Net loss for the year	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	8,700

Net loss for the year	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	72,536
- at $10.15 per share	3,250	32,986	–	32,986
- at $10.85 per share	940	10,199	–	10,199
- at $11.55 per share	1,571	18,150	–	18,150
- at $14.70 per share	6,262	92,046	–	92,046
- at $17.50 per share	2,943	51,500	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	84,000
- at $12.25 per share	14,729	180,425	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	84,000
- at $15.75 per share	2,857	45,000	–	45,000

Shares issued for acquisition of mineral property at 15.75 per share	1,429	22,500	–	22,500

Net loss for the year	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $21.00 per share	571	12,000	–	12,000

Exercise of warrants at $15.75 per share	2,857	45,000	–	45,000

Private placement at $10.50 per share	4,286	52,500	–	52,500

Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	82,998
- at $18.55 per share	714	13,250	–	13,250
- at $20.65 per share	2,857	59,000	–	59,000

Net loss for the year	–	–	(102,055)	(102,055)

Balance – November 30, 1996	204,978	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $8.75 per share	714	6,250	–	6,250

Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	68,900
- at $10.50 per share	1,429	15,000	–	15,000
- at $13.55 per share	4,286	46,500	–	46,500

Net loss for the year	–	–	(150,318)	(150,318)

Balance – November 30, 1997	218,978	3,035,005	(2,338,740)	696,265

Shares issued for cash at $5.25 per share	3,143	16,500	–	16,500

Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	53,144

Share issuance costs	–	(2,452)	–	(2,452)

Net loss for the year	–	–	(512,408)	(512,408)

Balance – November 30, 1998	232,243	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	61,252

Net loss for the year	–	–	(369,731)	(369,731)

Balance – November 30, 1999	243,910	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	92,581

Private placement at $0.95 per share	340,000	323,000	–	323,000

Share issuance costs	–	(1,498)	–	(1,498)

Net loss for the year	–	–	(91,248)	(91,248)

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Stockholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2006

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000

Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947

Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920

Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435

Exercise of options at $1.05 per share	18,000	18,900	–	18,900

Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684

Net loss for the year	–	–	(261,950)	(261,950)

Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)

Net loss for the year	–	–	(27,840)	(27,840)

Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)

5:1 rollback during period (retroactively stated)		–	–	–

Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000

Net loss for the year	–	–	(49,597)	(49,597)

Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Net loss for the year	–	–	(71,186)	(71,186)

Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366

Net loss for the year	–	–	(58,145)	(58,145)

Balance – November 30, 2006	6,058,256	4,279,498	(4,270,277)	9,221

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2006.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $4,270,277 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. As disclosed in Note 6, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2006 and 2005, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock – Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company’s financial instruments consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

3.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company incurred $5,858 (2005 - $6,000; 2004 - $3,700) for office rent to a company with a common director, which is included in office and miscellaneous expenses.
b)	The Company incurred $5,000 (2005 - $nil; 2004 - $nil) for management fees to a company with a common director.
4.	CAPITAL STOCK

The following capital transactions occurred during the years ended November 30, 2006, 2005 and 2004:

a)

The Company declared a five-for-one reverse stock split, pursuant to a directors’ resolution dated March 16, 2004. The Company has retroactively restated the number of shares outstanding in prior years to account for the reverse stock split.

b)

On June 19, 2004, the Company completed a private placement offering consisting of 5,000,000 units at a price of $0.05 per unit to net the Company proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

4.	CAPITAL STOCK (continued)

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant.

The following is a summary of the activity of the stock option plan during the fiscal years ending 2006, 2005, and 2004:

	November 30, 2006		November 30, 2005		November 30, 2004
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	–	–	–	–	50,000	$ 0.23
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	–	–	(50,000)	$ 0.23

Balance, end of year	–	–	–	–	–	–

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ending 2006, 2005, and 2004:

	November 30, 2006		November 30, 2005		November 30, 2004
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price

Balance, beginning of year	5,000,000	$0.10	5,000,000	$0.10	125,000	$ 0.25
Granted	–	–	–	–	5,000,000	0.10
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	–	–	(125,000)	0.25

Balance, end of year	5,000,000	$0.10	5,000,000	$0.10	5,000,000	$ 0.10

At November 30, 2006 the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

5.	INCOME TAXES

As at November 30, 2006, the Company has accumulated Canadian and foreign exploration costs totaling $813,310, non-capital losses totaling $543,752, and capital losses totaling $734,000, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2007	$97,882
2008	72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,597
2015	71,186
2026	58,145

$543,752

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2006 $	2005 $	2004 $

Losses before income taxes	58,145	71,186	49,597

Expected income tax recovery at statutory tax rates of 34.12% (2005 – 35.62%; 2004 – 37.62%)	19,839	25,356	18,658

Unrecognized benefit of non-capital losses	(19,839)	(25,356)	(18,658)

Unrecognized benefit of capital losses	–	–	–

	–	–	–

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2006 $	2005 $	2004 $

Future tax assets:

Non-capital loss carry-forwards	185,512	172,960	195,804

Exploration expenses	277,501	326,279	344,519

Capital loss carry-forwards	125,220	130,725	138,013

	588,233	629,964	678,336

Valuation allowance	(588,233)	(629,964)	(678,336)

	–	–	–

Bradner Ventures Ltd.

(A Development Stage Company)

Notes to the Financial Statements

November 30, 2006, 2005 and 2004

(Expressed in Canadian dollars)

6.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

BRADNER VENTURES LTD.

FORM 51-102F1

Management’s Discussion and Analysis as of March 28, 2007

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2006 and the three-month period ended November 30, 2006 should be read in conjunction with our financial statements and related notes included in this 2006 annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the year ended November 30, 2006, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2006 Compared to the Fiscal Years Ended November 30, 2005 and 2004

The following table provides selected financial information of our company for the fiscal years ended November 30, 2006, 2005 and 2004:

		For the Fiscal Year Ended November 30
		2006		2005		2004
		(Audited)

Revenue	$	Nil	$	Nil	$	Nil

Net loss		(58,145)		(71,186)		(49,597)

Net loss per share (basic and fully diluted)		(0.01)		(0.01)		(0.02)

		As at November 30
		2006		2005		2004
				(Audited)

Total assets		$18,020		$80,120		$145,773

Total liabilities		8,799		12,754		7,221

Shareholders’ equity		9,221		67,366		138,552

Results of Operations

Our company did not generate any revenues during fiscal 2006, 2005 or 2004. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $58,119 for the fiscal year ended November 30, 2006, compared to $71,173 for fiscal 2005 and $49,574 for fiscal 2004. Expenses incurred in the fiscal year ended November 30, 2006 and in the quarter ended November 30, 2006 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2006 was $61,381 compared to a cash outflow of $67,096 for the year ended November 30, 2005 and a cash outflow of $145,150 for the year ended November 30, 2004. The decrease in cash outflow of our 2006 fiscal year end as compared to our 2005 fiscal year end was due to lower operating expenses. The decrease in cash outflow from our 2005 fiscal year to our fiscal 2004 was due to lower operating expenses and decrease in the amount due to related parties.

Net loss was $54,145 or $(0.01) per share for the fiscal year ended November 30, 2006, compared to a net loss of $71,186 or $(0.01) per share in the same period in 2005 and $49,597 or $(0.02) per share in the same period in 2004. The decrease in the net loss of fiscal 2006 as compared to fiscal 2005 was due to a decrease in professional fees. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and regulatory fees.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2006

		2006

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(15,176)		(10,847)		(18,167)		(13,955)

Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.01)		(0.00)

Quarterly Results of the Fiscal Year Ended November 30, 2005

		2005

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(14,334)		(7,483)		(44,987)		(4,382)

Basic and Diluted earnings (loss) per share		(0.00)		(0.00)		(0.01)		(0.01)

Liquidity

We had cash of $16,895 as at November 30, 2006, compared to $78,276 and $145,372 as at November 30, 2005 and 2004, respectively. During the year ended November 30, 2006, we spent $58,119 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $78,276 at November 30, 2005 to $16,895 at November 30, 2006. Our company’s normal operating expenses for the fiscal year ended November 30, 2006 of $58,119 included professional fees (accounting, administration and legal) of $35,232, transfer agent and regulatory fees of $5,888 and office and miscellaneous fees of $9,884.

During the year ended November 30, 2005, we spent $67,096 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company’s normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $61,381 for the year ended November 30, 2006 compared to $67,096 for the year ended November 30, 2005.

Investing Activities

Investing activities used cash of $Nil for the year ended November 30, 2006, compared to $Nil for the year ended November 30, 2005.

Financing Activities

Financing activities provided cash of $Nil for the year ended November 30, 2006, compared to $Nil for the year ended November 30, 2005.

Capital Resources

We anticipate that we will require approximately $50,000 to cover our operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We had cash in the amount of $16,895 and a working capital surplus in the amount of $9,221 as of November 30, 2006. As this amount will not enable our company to carry out our plan of operations for the next twelve months, we plan to complete private placement sales of our common stock in order to raise the funds necessary to pursue our plan of operations and to fund our working capital requirements. We currently do not have any arrangements in place for the completion of any private placement financings and there is no assurance that we will be successful in completing any private placement financings.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2007, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2006 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2006 and 2005, our company entered into the following related party transactions:

1.

During fiscal 2006, our company accrued $5,858 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2005 and 2004, our company paid $6,000 and $3,700, respectively, for such expenses.

2.	During fiscal 2006, our company incurred $5,000 for management fees to a company with a common director. In fiscal 2005 and 2004, our company paid $Nil and $Nil, respectively, for such expenses.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2006, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $15,176. These expenses included $12,636 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $849 and office and miscellaneous fees of $1,691.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2006 and 2005, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Development Stage Company

Our company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of our company as development stage.

Basic and Diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock by application of the treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company’s financial instruments consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Disclosure Controls and Procedures

Our company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at November 30, 2006. This evaluation was performed by the Chief Executive officer and the Chief Financial Officer with the assistance of other persons to the extent necessary and appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP a required by Multilateral Instrument 52-109. The Chief Executive Officer and the Chief Financial Officer, along with other persons to the extent considered necessary and appropriate, have designed internal controls over financial reporting that are effective as at November 30, 2006.

There were no changes in the our internal control over financial reporting that occurred since the beginning of our fourth quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 28, 2007, there were

6,058,259 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company.

As of March 28, 2006, our company had 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Year Ended November 30, 2006		Year ended November 30, 2005

Expensed Research and Development Costs	$	Nil	$	Nil
General and Administrative Expenses		58,119		71,173

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109F1 Certification of Annual Filings

I, Richard Coglon, President of Bradner Ventures Ltd., certify that:

1.             I have reviewed annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2006.

2.            Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.            Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)           Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)           Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2007

/s/ Richard Coglon

Richard Coglon

President

FORM 52-109F1 Certification of Annual Filings

I, Randy Buchamer, Chief Financial Officer of Bradner Ventures Ltd., certify that:

1.             I have reviewed annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2006.

2.            Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.            Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)           Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)           Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2007

/s/ Randy Buchamer

Randy Buchamer

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: April 18, 2007

CW1160769.1